EXHIBIT 99.1

RADA Reports Record Annual New Orders at the End of 2010

Press Release
Source: RADA Electronic Industries Ltd.
On Wednesday February 23, 2011, 6:00 am EST

NETANYA, Israel, Feb. 23, 2011 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) announced today that it had received a total value of approximately $28 million of new orders over the course of 2010, of which $7 million were received in the fourth quarter.

Making up the total for 2010, 61% of the orders come from customers in Latin America, 21% from Israel, 13% from North America and 5% from Asia. This is a 12% increase in total new orders compared with 2009, which saw a total of $25 million.

The ordered systems will be installed on the most advanced military aircrafts in production today. The majority of orders received during 2010 are scheduled for delivery throughout 2011.

Zvika Alon, RADA CEO, commented: "The increase in our year-end backlog will help generate continued growth in the coming years. Of particular note, is the fact that over 60% of our new orders came from Latin America, a highly strategic growth region for the Company. Moreover, I am pleased to report that we have strong visibility moving into 2011 as most of our planned revenues for this year are stemming from existing, signed contracts."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs) and Radars for Force Protection Systems.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Company Contact:
Dubi Sella (V.P Sales & Marketing)
Tel: +972-9-892-1111
mrkt@rada.com